

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 26, 2009

Mr. Hyung Soon Lee
Chief Executive Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, CA 92606

RE: **Form 8-K Item 4.01 filed April 29, 2009**
        Form 8-K/A Item 4.01 filed May 22, 2009
        File #0-24721

Dear Mr. Lee:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

      Sincerely,

      Jeffrey Gordon
      Staff Accountant